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                                                                     EXHIBIT h.4


                               TIME HORIZON FUNDS

                             AMENDMENT AND RESTATED
                            SHAREHOLDER SERVICE PLAN
                           (CLASS A, B AND K SHARES)


         The Board of Trustees of Time Horizon Funds (the "Company"), on behalf of each class of each series (each a "Fund") of the Company, has adopted the following amended and restated plan (the "Plan") to pay for expenses incurred in connection with the provision of shareholder services to the shareholders of each Fund.

         Pursuant to the Plan, the Funds shall bear: (a) expenses incurred in connection with non-distribution shareholder services provided by an entity distributing shares of the Company that has entered into an agreement with the Company (the "Distributor") to securities dealers, financial institutions or other industry professionals such as investment advisers, accountants and estate planning firms (collectively, "Service Organizations") and/or the beneficial owners of Fund shares; (b) periodic payments made to Service Organizations for the provision of support services to the beneficial owners of Fund shares; and (c) expenses incurred in implementing and operating this Plan. Payments shall be made by the Company to the Distributor to the extent described below.

I.       FINANCING

         The material aspects of the financing by the Company of shareholder servicing expenses incurred in connection with shares of the Funds are as follows:

                 The Funds will pay the Distributor for expenses incurred in connection with non-distribution shareholder services provided by the Distributor to Service Organizations and/or the beneficial owners of Fund shares, including but not limited to shareholder servicing provided by the Distributor at facilities dedicated for Fund use, provided that such shareholder servicing is not duplicative of the servicing otherwise provided on behalf of the Funds.

                 In addition, the Funds will pay the Distributor for fees to Service Organizations (which may include the Distributor itself) for the provision of support services to persons who are the beneficial owners of Fund shares ("Clients"). Such services may include: (a) establishing and maintaining accounts and records relating to Clients that invest in Fund shares; (b) processing dividend and distribution payments from the Funds on behalf of Clients; (c) providing information periodically to Clients regarding their positions in Fund shares; (d) arranging for bank wires; (e) responding to Client inquiries concerning their investments in Fund shares; (f) providing the information to the Funds necessary for accounting and subaccounting; (g) if required by law, forwarding shareholder communications from the Funds (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to Clients;
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         (h) assisting in processing exchange and redemption requests from
         Clients; (i) assisting Clients in changing dividend options, account designations and addresses; and (j) providing such other similar services as the Distributor may reasonably request.

                 While this Plan is in effect, the Distributor will be paid for such shareholder servicing expenses that are incurred in connection with each class of shares of each Fund on a monthly basis, at an annual rate of up to but not more than 0.25% of each such class average daily net assets during such month. These monthly payments to the Distributor shall be made in accordance with, and subject to, the conditions set forth in Part II of this Plan.


II.      OTHER PROVISIONS

         (a) The monthly payments to the Distributor under Part I of this Plan shall be made in accordance with, and subject to, the following conditions:

                 (1) the calculation of a class average daily net assets shall not include those assets held in accounts opened via a transfer of assets from trust and agency accounts of Bank of America National Trust and Savings Association;

                 (2) if in any month the Distributor expends or is due more monies than can be immediately paid under Part I, due to the percentage limitation noted therein, the unpaid amount shall be carried forward from month to month while this Plan is in effect until such time, if ever, when it can be paid in accordance with the provisions of Part I;

                 (3) if in any month the Distributor does not expend the entire amount then available under Part I, and if no unpaid amounts have been carried forward and remain unpaid under Part I, then the amount not expended shall be considered a credit and may be drawn upon from month to month by the Distributor to permit payment under Part I when necessary in the future (i.e., carried back);

                 (4) payments made out of or charged against the assets of a particular class of a Fund shall be in payment for shareholder services incurred on behalf of such class; and

                 (5) payments made pursuant to Part I shall be for the shareholder servicing expenses described therein.

         Notwithstanding any provision of items (2) and (3) above, no amounts payable or credit due pursuant to this Plan for any fiscal year may be carried over for payment or utilized as a credit beyond the end of such year. In addition, any amount being carried forward during any given year will be extinguished in the event this Plan is terminated in that year.




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         Payments to a Service Organization under Part I shall be subject to compliance by the Service Organization with the terms of an agreement between the Service Organization and the Distributor. If an investor in a Fund ceases to be a client of a Service Organization that has entered into an agreement with the Distributor, but continues to hold shares of the Fund, the Distributor will be entitled to receive similar payments with respect to the shareholder servicing provided to such investor.

         (b) For the purposes of determining the amount payable under this Plan, the value of a Fund's net assets shall be computed in the manner specified in the Fund's prospectus as then in effect.

         (c) The Distributor shall provide the Board of Trustees, at least quarterly, with a written report of all amounts expended pursuant to Part I of this Plan. The report shall state the purpose for which the amounts were expended.

         (d) This Plan shall continue until October 31, 1998 unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved by a majority of the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the Investment Company Act of 1940) of the Company and who have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan (the "Disinterested Trustees"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the continuance of the Plan.

         (e) This Plan may be amended at any time by the Board of Trustees, provided that any material amendments of the terms of this Plan shall become effective only upon approval as provided in paragraph (d) hereof.

         (f) This Plan is terminable, as to any class of any Fund, without penalty at any time by (i) vote of a majority of the Disinterested Trustees, or
(ii) vote of a majority of the outstanding voting securities of such class.

         (g) The Company's Board of Trustees has adopted this Plan as of July 27, 1998.





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